RenaissanceRe Holdings Ltd.
Renaissance House
12 Crow Lane
Pembroke HM 19
Bermuda
Tel:	+1 441 295 4513
Fax:	+1 441 292 9453
www.renre.com

July 7, 2017

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
 Office of Healthcare and Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549-7010

Re:	RenaissanceRe Holdings Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-14428

Dear Mr. Rosenberg:

Set forth below are the responses of RenaissanceRe Holdings Ltd. (the “Company”) to the comment of the staff of the Securities and Exchange Commission (the “SEC”) pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) contained in your letter dated June 8, 2017 to Robert Qutub, Executive Vice President and Chief Financial Officer of the Company. To facilitate your review, we have set forth your comment, with the Company’s corresponding response, below.
Notes to Consolidated Financial Statements
Note 8. Reserve for Claims and Claims Expenses, page F-39
1.
Comment:  Please provide us an analysis demonstrating why further disaggregation of your net incurred and paid loss and loss expense development tables for your property and your casualty and specialty segments provided herein pursuant to ASC 944-40-50-4A through 50-4I is not required. In this regard, include in your analysis:

	•	Why the catastrophe and the other property reinsurance within your property segment are not presented as separate tables;
•
Why separate tables are not necessary within your casualty and specialty segment for each or any of your classes of business (i.e. financial lines, general liability, professional liability and other) included therein.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
July 7, 2017
Page 2
Response:

For the reasons set forth below, we believe that aggregation of the Company’s net incurred and paid loss and loss expense development tables in the Form 10-K at the reportable segment level, as presented in the Form 10-K, is appropriate and we do not believe that further disaggregation for either the Company’s Property segment or Casualty and Specialty segment is appropriate or required, given the Company’s facts and circumstances as outlined below.

Background

Under paragraph 944-40-50-4H, the disclosures contemplated by paragraphs 944-40-50-4B through 50-4G and 944-40-50-5 are required to be aggregated or disaggregated so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics. The purpose of this accounting principle is to require disclosures that allow users to understand the amount, timing, and uncertainty of cash flows arising from short duration insurance contracts.

Paragraph 944-40-55-9B provides that, when selecting the type of category to be used to aggregate or disaggregate disclosures, an issuer should consider how information about its liability for unpaid claims and claim adjustment expenses has been presented for other purposes, including:

a.	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, statutory filings, or investor presentations);
b.	Information regularly viewed by the chief operating decision maker for evaluating financial performance; and
c.
Other information that is similar to the types of information identified in (a) and (b) and that is used by an issuer or users of the issuer’s financial statements to evaluate the insurance entity’s financial performance or make resource allocation decisions.

Paragraph 944-40-55-9C provides that examples of categories that might be appropriate to use to aggregate or disaggregate disclosures include, among other things, reportable segment as defined in Topic 280 on segment reporting, type of coverage and claim duration.

In preparing the net incurred and paid loss and loss expense development tables included in the Form 10-K, we carefully considered all of the factors above. Set forth below are the general principles underlying our analysis in preparing the tables in the Form 10-K.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
July 7, 2017
Page 3

Analysis

The Company is a global provider of reinsurance that seeks to provide risk solutions to insurance companies worldwide. It writes “short-tail” property reinsurance through its Property segment and “long-tail” casualty and specialty reinsurance through its Casualty and Specialty segment, and is organized around these two reinsurance product lines, which we have determined are the Company’s reportable segments. As a result, this is how the Company also reviews and manages its unpaid claims and claim expenses. While the Company also provides insurance, this insurance constitutes a small component of its portfolio, related revenues and associated losses and has characteristics similar to reinsurance.

Claims and claim expenses in the Property segment are generally characterized by loss events of low frequency and high severity. The Company considers this business “short-tail”. In general, reporting and development of claims associated with “short-tail” business, as well as payment of these claims by the Company, tend to be relatively prompt. In the Casualty and Specialty segment, on the other hand, the full extent of our liability under our coverages may not be known for many years after a contract is issued. The Company considers this business “long-tail”, as the reporting, development and payment of claims related to this business occurs over many years, resulting in loss characteristics that are meaningfully different between our Property segment and our Casualty and Specialty segment.

For the purpose of evaluating the Company’s financial performance, the Company’s Chief Executive Officer, who we have identified as the Company’s chief operating decision maker (the “CODM”), reviews information in relation to various financial metrics to assess the overall profitability of each reportable segment and the business that comprises each segment. However, the CODM does not regularly review information about the Company’s liability for unpaid claims and claim expenses presented at a level disaggregated by any categories other than reportable segment and, as such, does not regularly review information about the Company’s liability for unpaid claims and claim expenses for any specific lines, categories or classes of business within each of our reportable segments. Instead, his review is typically performed on an aggregate basis at the level of the reportable segment (i.e. Property and Casualty and Specialty).

In addition, the Company’s Group Chief Underwriting Officer, who directly reports to our Chief Executive Officer, and the Company’s Chief Underwriting Officer – Property and the Company’s Chief Underwriting Officer – Casualty and Specialty, who each report to the Group Chief Underwriting Officer, similarly review information in relation to various financial metrics to assess the overall profitability of each reportable segment as applicable and the business that comprises such segments. However, like the CODM, these individuals receive information about the Company’s liabilities for unpaid claims and claim expenses at the reportable segment level, and not at the class-of-business level, in order to assist in their evaluation of the Company’s or their respective segment’s financial performance and to

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
July 7, 2017
Page 4

make capital and resource allocation decisions. For purposes of such decisions, these individuals generally review the classes of business within each reportable segment as a portfolio, and not at a class-of-business level.

The Company also does not provide parties who might be considered users of the Company’s financial statements to evaluate the Company’s financial performance with information about the Company’s liability for unpaid claims and claim expenses presented at a level disaggregated by any categories other than reportable segment. For example, the Company has not provided this information in its earnings releases, annual reports, investor presentations or other similar materials and, to our knowledge, third parties have historically not requested this information from the Company. The Company does provide certain of its regulators with statutorily required disclosure with respect to its liabilities for unpaid claims and claim expenses for prescribed lines of business. However, we do not believe this information is meaningful for purposes of the disclosures of ASC 944 because the level of disaggregation is prescribed by the regulatory reporting requirements, which differ from the disclosure requirements of ASC 944 and associated SEC guidance, and this statutorily required information is not consistent with the way the Company’s CODM and other management evaluate the Company’s liabilities for unpaid claims and claim expenses.

In summary, the level of disaggregation provided by the Company for its net incurred and paid loss and loss expense development tables in the Form 10-K is consistent with how information has been presented to the CODM, the Group Chief Underwriting Officer, the Chief Underwriting Officer – Property, the Chief Underwriting Officer – Casualty and Specialty and other interested parties for purposes of evaluating the financial performance of the Company and making capital and resource allocation decisions. Therefore, we do not believe that the classes of business within the Company’s Casualty and Specialty segment or the classes of business within the Company’s Property segment should be disaggregated and presented as separate tables.

Conclusion

For the reasons set forth above, we believe that the level of disaggregation for the Company’s net incurred and paid loss and loss expense development tables in the Form 10-K meets the requirements of ASC 944, that the Company’s aggregation at the reportable segment level is appropriate, and that further disaggregation is not appropriate or required at this time.

In accordance with Financial Accounting Standards Board and SEC guidance, we continually monitor our disclosure requirements as the Company’s business develops and changes, and we expect that our disclosures will evolve as our business changes over time.  If the facts and circumstances warrant it, the Company will disaggregate the net incurred and paid loss and loss expense development tables where appropriate in the future.

Please do not hesitate to contact the undersigned at (441) 295-4513 with any further questions or comments.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
July 7, 2017
Page 5

Very truly yours,
/s/ Robert Qutub

Robert Qutub
Executive Vice President and Chief Financial Officer
cc:	Ibolya Ignat, Senior Staff Accountant, Division of Corporation Finance
Jacob Luxenburg, Staff Accountant, Division of Corporation Finance
James C. Fraser, Senior Vice President and Chief Accounting Officer, RenaissanceRe Holdings Ltd.
Stephen H. Weinstein, Senior Vice President, Group General Counsel and Corporate Secretary, RenaissanceRe Holdings Ltd.
Sean M. Ewen, Partner, Willkie Farr & Gallagher LLP